SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

XO COMMUNICATIONS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Class A Common Stock, Par Value $.02 Per Share,

Having an Exercise Price Per Share of $10.00 or More
and Options to Purchase Class A Common Stock, Par Value $.02 Per Share
Granted On or After December 26, 2000
(Title of Class of Securities)

983764101

(CUSIP Number of Class of Securities)
(Underlying Class A Common Stock)

Gary D. Begeman, Esq.

Senior Vice President, General Counsel and Secretary
XO Communications, Inc.
11111 Sunset Hills Road
Reston, Virginia 20190
(703) 547-2000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Bruce R. Kraus, Esq.
Willkie Farr & Gallagher
787 Seventh Avenue
New York, New York 10019
(212) 728-8000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee

$45,216,377	$9,043

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 49,148,236 shares of class A common stock of XO Communications, Inc. having an aggregate value of $45,216,377 as of May 9, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing party:	Not applicable

Form or Registration No.:	Not applicable	Date filed:	Not applicable

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  third party tender offer subject to Rule 14d-1.

  issuer tender offer subject to Rule 13e-4.

  going-private transaction subject to Rule 13e-3.

  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.

Item 1.  Summary Term Sheet.

      The information set forth under “Summary Term Sheet” in the Offer to Exchange, dated May 29, 2001 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2.  Subject Company Information.

(a)  The name of the issuer is XO Communications, Inc., a Delaware corporation (the “Company”), the address of its principal executive offices is 11111 Sunset Hills Road, Reston, Virginia, 20190, the telephone number of its principal executive offices is (703) 547-2000. The information set forth in the Offer to Exchange under Section 9 (“Information Concerning XO Communications, Inc.”) is incorporated herein by reference.

(b)  This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange certain outstanding options to purchase shares of the Company’s class A common stock, par value $.02 per share (the “Common Stock”), granted under the option plans set forth below for new options (the “New Options”) to purchase shares of the Common Stock to be granted under such option plans, upon the terms and subject to the conditions described in the Offer to Exchange and the related cover letter and Letter of Transmittal (the “Letter of Transmittal”) and, together with the related cover letter and Offer to Exchange, as they may be amended from time to time, the “Offer”), attached hereto as Exhibit (a)(2). The options subject to this Offer include (i) all options to purchase shares of Common Stock (A) granted to persons who have been active U.S. employees of the Company or one of its U.S. subsidiaries continuously since March 18, 2001 having an exercise price per share of $10.00 or more and outstanding under one of the stock option plans listed below and (B) other options outstanding having an exercise price per share of $10.00 or more held by certain individuals previously notified by the Company of their eligibility to participate in the Offer, and (ii) to the extent that an option holder tenders for exchange one or more eligible options described in clause (i), all outstanding options to purchase shares of the Common Stock that were granted to such holder during the six-month period immediately preceding the expiration of the Offer regardless of whether the applicable exercise price per share is more or less than $10.00 (collectively, the “Options”). The stock option plans under which the New Options will be granted are as follows:

(i)	the XO Communications, Inc. Stock Option Plan, as last amended on February 16, 2001 (the “XO Option Plan”);

(ii)	the Concentric Network Corporation 1995 Stock Incentive Plan for Employees and Consultants (the “1995 Concentric Plan”);

(iii)	the Concentric Network Corporation Amended and Restated 1996 Stock Plan (the “1996 Concentric Plan”);

(iv)	the Delta Internet Services, Inc. 1996 Stock Option Plan (the “Delta Plan”);

(v)	the Concentric Network Corporation Amended and Restated 1997 Stock Option Plan (the “1997 Concentric Plan”); and

(vi)	the Concentric Network Corporation 1999 Nonstatutory Stock Option Plan (the “1999 Concentric Plan” and, together with the XO Option Plan, the 1995 Concentric Plan, the 1996 Concentric Plan, the Delta Plan and the 1997 Concentric Plan, the “Option Plans”).

      The number of shares of Common Stock subject to the New Options will be equal to eighty-five percent of the number of shares of Common Stock subject to the Options that are accepted for exchange and canceled. Any fractional shares will be rounded upward to the nearest whole share. The information set forth in the Offer to Exchange under “Summary Term Sheet,” “Introduction,” Section 1 (“Number of Options; Expiration Date”), Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”) and Section 8 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.

(c)  The information set forth in the Offer to Exchange under Section 7 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

(a)  The information set forth under Item 2(a) above is incorporated herein by reference.

Item 4.  Terms of the Transaction.

(a)  The information set forth in the Offer to Exchange under “Summary Term Sheet,” “Introduction,” Section 1 (“Number of Options; Expiration Date”), Section 3 (“Procedures for Tendering Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”), Section 6 (“Conditions of the Offer”), Section 8 (“Source and Amount of Consideration; Terms of New Options”), Section 11 (“Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material U.S. Federal Income Tax Consequences”) and Section 14 (“Extension of Offer; Termination; Amendment”) is incorporated herein by reference.

(b)  The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Arrangements.

(e)  The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

(a)  The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

(b)  The information set forth in the Offer to Exchange under Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”) and Section 11 (“Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

(c)  The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.

(a)  The information set forth in the Offer to Exchange under Section 8 (“Source and Amount of Consideration; Terms of New Options”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.

(b)  The information set forth in the Offer to Exchange under Section 6 (“Conditions of the Offer”) is incorporated herein by reference.

(d)  Not applicable.

Item 8.  Interest in Securities of the Subject Company.

(a)  Not applicable.

(b)  The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

Item 9.  Person/ Assets, Retained, Employed, Compensated or Used.

(a)  Not applicable.

Item 10.  Financial Statements.

(a)  Not applicable.

Item 11.  Additional Information.

(a)  The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” and “Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b)  Not applicable.

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Item 12.  Exhibits.

(a)  (1)  Offer to Exchange, dated May 29, 2001.

      (2)  Form of Letter of Transmittal.

      (3)  E-mail from Daniel F. Akerson and Nathaniel A. Davis to Employees, dated May 29, 2001.

      (4)  Fact Sheet from XO’s Human Resources Department to Employees.

      (5)  Letter to Offerees, dated May 29, 2001.

      (6)  Form of Notice of Change in Election From Accept to Reject.

      (7)  Form of Notice of Change in Election From Reject to Accept.

      (8)  Form of Letter to Tendering Option Holders.*

      (9)  Form of Checklist From XO’s Human Resources Department for Employees.

      (10)  XO Communications, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on April 2, 2001 and incorporated herein by reference.

      (11)  Current Report on Form 8-K, dated April 30, 2001 and filed with the Securities and Exchange Commission on April 30, 2001 reporting under Item 5, the agreement by Forstmann Little & Co. to make an additional investment in XO Communications, Inc. and incorporated herein by reference.

      (12)  XO Communications, Inc. Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on May 1, 2001 and incorporated herein by reference.

      (13)  XO Communications, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2001, filed with the Securities and Exchange Commission on May 15, 2001 and incorporated herein by reference.

(b)  Not applicable.

(d)  (1)  XO Communications, Inc. Stock Option Plan (Incorporated herein by reference to exhibit 10.1.1 filed with the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000 of XO Communications, Inc. (f/k/a NEXTLINK Communications, Inc.) and XO Capital, Inc. (f/k/a NEXTLINK Capital, Inc.)) (Commission File No. 000-2939).

      (2)  Concentric Network Corporation 1995 Stock Incentive Plan for Employees and Consultants (Incorporated herein by reference to exhibit 10.4 filed with the Registration Statement on Form S-1 of Concentric Network Corporation (Commission File No. 333-27241)).

      (3)  Concentric Network Corporation Amended and Restated 1996 Stock Plan (Incorporated herein by reference to exhibit 10.5 filed with the Registration Statement on Form S-1 of Concentric Network Corporation (Commission File No. 333-27241)).

      (4)  Delta Internet Services, Inc. 1996 Stock Option Plan (Incorporated herein by reference to exhibit 4.1 filed with the Registration Statement on Form S-8 of Concentric Network Corporation (Commission File No. 333-58543)).

      (5)  Concentric Network Corporation Amended and Restated 1997 Stock Option Plan (Incorporated herein by reference to exhibit 10.6 filed with the Registration Statement on Form S-1 of Concentric Network Corporation (Commission File No. 333-27241)).

      (6)  Concentric Network Corporation 1999 Nonstatutory Stock Option Plan (Incorporated herein by reference to exhibit 10.50 filed with the Annual Report on Form 10-KA for the year ended December 31, 1998 of Concentric Network Corporation).

      (7)  Form of New Option Agreement pursuant to the Option Plans.*

(g)  Not applicable.

(h)  Not applicable.

Item 13.  Information Required by Schedule 13E-3.

(a)  Not applicable.

*	To be filed by amendment

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SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

XO Communications, Inc.

/s/ GARY D. BEGEMAN

Gary D. Begeman, Esq. Senior Vice President, General Counsel and Secretary

Date: May 29, 2001

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INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)	Offer to Exchange, dated May 29, 2001.
(a)(2)	Form of Letter of Transmittal.
(a)(3)	E-mail from Daniel F. Akerson and Nathaniel A. Davis to Employees, dated May 29, 2001.
(a)(4)	Fact Sheet from XO’s Human Resources Department to Employees.
(a)(5)	Letter to Offerees, dated May 29, 2001.
(a)(6)	Form of Notice of Change in Election From Accept to Reject.
(a)(7)	Form of Notice of Change in Election From Reject to Accept.
(a)(8)	Form of Letter to Tendering Option Holders*.
(a)(9)	Form of Checklist From XO’s Human Resources Department for Employees.
(a)(10)	XO Communications, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on April 2, 2001 and incorporated herein by reference.
(a)(11)	Current Report on Form 8-K, dated April 30, 2001 and filed with the Securities and Exchange Commission on April 30, 2001 reporting under Item 5, the agreement by Forstmann Little & Co. to make an additional investment in XO Communications, Inc. and incorporated herein by reference.
(a)(12)	XO Communications, Inc. Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on May 1, 2001 and incorporated herein by reference.
(a)(13)	XO Communications, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2001, filed with the Securities and Exchange Commission on May 15, 2001 and incorporated herein by reference.
(d)(1)	XO Communications, Inc. Stock Option Plan (Incorporated herein by reference to exhibit 10.1.1 filed with the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000 of XO Communications, Inc. (f/k/a NEXTLINK Communications, Inc.) and XO Capital, Inc. (f/k/a NEXTLINK Capital, Inc.))(Commission File No. 000-22939).
(d)(2)	Concentric Network Corporation 1995 Stock Incentive Plan for Employees and Consultants (Incorporated herein by reference to exhibit 10.4 filed with the Registration Statement on Form S-1 of Concentric Network Corporation (Commission File No. 333-27241)).
(d)(3)	Concentric Network Corporation Amended and Restated 1996 Stock Plan (Incorporated herein by reference to exhibit 10.5 filed with the Registration Statement on Form S-1 of Concentric Network Corporation (Commission File No. 333-27241)).
(d)(4)	Delta Internet Services, Inc. 1996 Stock Option Plan (Incorporated herein by reference to exhibit 4.1 filed with the Registration Statement on Form S-8 of Concentric Network Corporation (Commission File No. 333-58543)).
(d)(5)	Concentric Network Corporation Amended and Restated 1997 Stock Option Plan (Incorporated herein by reference to exhibit 10.6 filed with the Registration Statement on Form S-1 of Concentric Network Corporation (Commission File No. 333-27241)).
(d)(6)	Concentric Network Corporation 1999 Nonstatutory Stock Option Plan (Incorporated herein by reference to exhibit 10.50 filed with the Annual Report on Form 10-KA for the year ended December 31, 1998 of Concentric Network Corporation).
(d)(7)	Form of New Option Agreement pursuant to Option Plans*.

*	To be filed by amendment

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